Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide SA 5000
GPO Box 2455, Adelaide SA 5001
Telephone: 08 8218 5138
Facsimile: 08 8218 5633

Santos

82-10034

To: Company Announcements Office
Australian Stock Exchange Ltd

From: Company Secretary

Date: 15 December 2006

Subject: Listing Rule 3.16.1 : Director Retirement

Pursuant to Listing Rule 3.16.1, Santos Ltd announces that Mr Michael O'Leary has resigned as a Director of Santos Ltd, effective 15 December 2006.

W.J. Glanville
Company Secretary

dw 12/15

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LIMITED**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	MICHAEL ANTHONY O'LEARY
Date of last notice	02 OCTOBER 2006
Date that director ceased to be director	15 DECEMBER 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
5,077 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

15 December 2006

Successful testing of the Blackbird oil discovery

Santos today announced the successful completion of drill stem testing of the Blackbird discovery well in the Nam Con Son Basin, offshore Vietnam.

As announced on 17 November 2006, the Blackbird well discovered four oil bearing intervals in the main Middle Dua sandstone target, two of which have now been tested.

The deepest zone tested flowed oil at a sustained rate of 2,177 barrels of oil per day (bopd) and 1.63 million standard cubic feet of gas per day (mmscfd), through a 44/64" choke with a wellhead pressure of 618 psi. The second zone tested flowed oil at a sustained rate of 3,706 bopd and 2.49 mmscfd of gas, through a 1" choke with a wellhead pressure of 544 psi. No water was produced during either test.

Following completion of the drill stem tests, the Blackbird well will be sidetracked to obtain further information from the reservoir. The sidetrack will accelerate the appraisal of the field, commencing with resource assessment and reservoir evaluation reports.

"The strong oil flow rates from Blackbird are very encouraging, particularly as this follows on from the successful testing of the Dua discovery," Santos' Managing Director, Mr John Ellice-Flint, said today.

The Blackbird discovery is located in Block 12E offshore Vietnam, approximately 21 kilometres to the south-west of the Dua discovery which was announced in June 2006.

Interests in Block 12E are*:

Santos International Holdings Pty Ltd	37.5%
Premier Oil plc (operator)	37.5%
Delek Energy	25%

* Santos has recently been advised that all necessary approvals required from the Government of the Socialist Republic of Vietnam in connection with the farmout agreement with Premier announced on 26 April 2006 have now been received. Accordingly, Santos is now proceeding to finalise the completion of the acquisition of its interests in Blocks 12E and 12W under the farmout agreement.

Map attached.

Ends.

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Vietnam


China
Vietnam
Hanoi
101-100/04 PSC
Burma
Laos
Vientiana
Thailand
South China Sea
Bangkok
Cambodia
Phnom Penh
Blackbird
Dua
12W PSC*
12E PSC*
Kakap PSC
(Indonesia)
Brunei
Malaysia
Kuala Lumpur
Malaysia
0 250
kilometres

LEGEND

☐ Santos Acreage



* Santos has recently been advised that all necessary approvals required from the Government of the Socialist Republic of Vietnam in connection with the farmout agreement with Premier announced on 26 April 2006 have now been received. Accordingly, Santos is now proceeding to finalise the completion of the acquisition of its interests in Blocks 12E and 12W under the farmout agreement.